UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

King Digital Entertainment plc

(Name of Issuer)

Ordinary shares, $0.00008 nominal value per share

(Title of Class of Securities)

G5258J109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. G5258J109

1.	Names of Reporting Persons. Melvyn Morris

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person IN

13G

CUSIP No. G5258J109

Item 1.
	(a)	Name of Issuer: King Digital Entertainment plc
	(b)	Address of Issuer’s Principal Executive Offices: 6th Floor 2 Grand Canal Square Dublin 2 L2 D2 Ireland

Item 2.
	(a)	Name of Person Filing: Melvyn Morris
	(b)	Address of Principal Business Office, or if none, Residence: Redmire Gap Intakes Lane Turnditch Derbyshire DE56 2LU United Kingdom
	(c)	Citizenship: British
	(d)	Title of Class of Securities: Ordinary shares, $0.00008 nominal value per share
	(e)	CUSIP Number: G5258J109

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. G5258J109

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of the table above for the Reporting Person
(b) Percent of class: See Row 11 of the table above for the Reporting Person
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote See Row 5 of the table above for the Reporting Person
(ii) Shared power to vote or to direct the vote See Row 6 of the table above for the Reporting Person
(iii) Sole power to dispose or to direct the disposition of See Row 7 of the table above for the Reporting Person
(iv) Shared power to dispose or to direct the disposition of See Row 8 of the table above for the Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No. G5258J109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)
/s/ Melvyn Morris
(Signature)
Melvyn Morris
(Name/Title)